Exhibit 99.1

Puyi Announces Significant Investment from White Group

GUANGZHOU, China, February 2, 2024 (GLOBE NEWSWIRE) -- Puyi Inc. (NASDAQ: PUYI) (“Puyi” or the “Company”), a leading third-party wealth management services provider in China, today announced that Puyi and Fanhua Inc. (“Fanhua”) entered into a framework agreement with Singapore White Group Pte. Ltd. (“White Group”). Pursuant to the framework agreement, White Group and its partners intend to invest up to US$500 million in Puyi and up to US$500 million in Fanhua. Both parties will proceed with finalizing the details of the agreement soon.

About White Group

White Group was established in 2005. It is a privately-owned boutique investment and development firm based in Singapore. It is focused on acquiring, investing in, and managing businesses that develop solutions in real estate, technology, and healthcare, among others. Its primary interest is in China and Southeast Asia. Its investments seek to create long-term economic value for its partners.

About Puyi

Established in 2010 and listed on Nasdaq in 2019, Puyi is a comprehensive financial technology service group based on family financial asset allocation. It focuses on providing personalized wealth management services for emerging middle-class and affluent families, comprehensive support services for financial planners, and diversified financial services for institutional clients.

Puyi Fund Sales Co., Ltd., a PRC entity contractually controlled by Puyi, holds licenses for both securities and futures business and fund distribution. Puyi has developed an industry-leading digital technology platform, which supports end-to-end transactions for over 9000 fund products offered by over 110 fund companies nationwide, as well as proprietary portfolios of publicly raised fund products on a dollar-cost averaging basis. Additionally, Puyi offers a comprehensive service ecosystem tailored for high-net-worth clients, including insurance services, trust consulting services, tax services, legal advisory services, as well as overseas asset allocation and education consulting services.

Forward-looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When Puyi uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from Puyi’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: Puyi’s goals and strategies; Puyi’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the third-party wealth management industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets Puyi serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by Puyi with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in Puyi’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. Puyi undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Puyi Inc.

Tel: +86-20-28866499

Email: ir@puyiwm.com